UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CTS CORPORATION

   (Exact Name of Registrant as Specified in its Charter)

INDIANA	1-4639	35-0225010
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

4925 Indiana Ave., Lisle, IL	60532
(Address of principal executive offices)	(Zip Code)

Scott L. D’Angelo, Vice President, General Counsel & Secretary (630) 577-8831
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

(a)Conflict minerals are necessary to the functionality or production of certain of the products manufactured by the registrant or contracted by the registrant to be manufactured and are required to be reported in the calendar year covered by this Specialized Disclosure Report.  Registrant does not purchase the conflict minerals directly from smelters or mines and as a result registrant conducted in good faith a reasonable country of origin inquiry with its suppliers and undertook due diligence measures reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

(b)Based on its reasonable country of origin inquiry and due diligence measures, the registrant was unable to determine that the necessary conflict minerals used in certain of the products manufactured by the registrant or contracted by the registrant to be manufactured did not originate in the Democratic Republic of the Congo or an adjoining country or come from recycled or scrap sources.  The registrant conducted due diligence on the source and chain of custody of such conflict minerals that conforms to the nationally recognized due diligence framework as set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The reasonable country of origin inquiry and due diligence measures that registrant undertook included requesting all relevant first-tier suppliers to complete the RMI Conflict Minerals Reporting Template (CMRT) which can be found at http://www.responsiblemineralsinitiative.org, reviewing the information and smelter data provided by relevant first-tier suppliers, and comparing smelters and refiners identified by the supply chain to the RMAP Conformant Smelters list which can be found at http://www.responsiblemineralsinitiative.org.  The registrant has disclosed its conflict minerals policy on its publicly available Internet website at the following link: http://www.ctscorp.com/resource-center/policies-and-certifications/Conflict Minerals Policy. The registrant is also filing a Conflict Minerals Report as an exhibit to this Specialized Disclosure Report and has made a copy of the Conflict Minerals Report and this Specialized Disclosure Report available on its publicly available Internet website at the following link: http://www.ctscorp.com/resource-center/policies-and-certifications/Conflict Form SD.

(c)The definitions set forth in paragraph (d) of the guide and instructions of the United States Securities and Exchange Commission (SEC) for Form SD apply to any of the terms used but not otherwise defined in this Specialized Disclosure Report.

Item 1.02. Exhibit

Registrant has filed, as exhibit 1.01 to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01. Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 27, 2021		CTS CORPORATION

	By:	/s/ Scott L. D’Angelo
Scott L. D’Angelo
Vice President, General Counsel and Secretary